Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Apollo Endosurgery, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-215817) on Form S-8 of Apollo Endosurgery, Inc. of our report dated March 10, 2017, with respect to the consolidated balance sheets of Apollo Endosurgery, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, changes in redeemable preferred stock and stockholders' deficit and cash flows for the years then ended, which report appears in the Form 8-K/A dated March 10, 2017.

/s/ KPMG LLP

Austin, TX
March 10, 2017